UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 16, 2016

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2014 together with the Independent Auditors´ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2015 and 2014 together with the Independent Auditors´ Report

Content

Independent Auditors´ Report

Consolidated financial statements
Consolidated statements of financial position
Consolidated statements of profit or loss
Consolidated statements of other comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Independent Auditors' Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with International Auditing Standards approved for its application in Peru by the Peruvian Board of Public Accountants Associations.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report (continued)

Opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2015 and 2014 and its financial performance and cash flows for the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards.

Lima, Peru,
February 15, 2016

Signed by:

________________________________
Carlos Valdivia Valladares
C.P.C.C. Register No.27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2015 and 2014

	Note	2015	2014
		S/(000)	S/(000)
Asset
Current assets
Cash and term deposits	6	158,007	580,499
Trade and other receivables	7	110,897	110,843
Income tax prepayments		44,910	15,042
Inventories	8	307,478	324,070
Prepayments		7,188	4,367
		628,480	1,034,821

Non-current assets
Other receivables	7	64,145	53,948
Prepayments		1,432	2,268
Available-for-sale financial investments	9	436	744
Other financial instruments	30	124,770	12,251
Property, plant and equipment	10	2,490,815	2,060,976
Exploration and evaluation assets	11	81,862	57,740
Deferred income tax assets	15	21,077	17,175
Other assets		777	981
		2,785,314	2,206,083
Total asset		3,413,794	3,240,904

Liability and equity
Current liabilities
Trade and other payables	12	170,761	137,569
Income tax payable		3,906	8,720
Provisions	13	28,880	53,826
		203,547	200,115

Non-current liabilities
Interest-bearing loans and borrowings	14	1,012,406	883,564
Other non-current provisions	13	32,638	657
Deferred income tax liabilities	15	119,069	85,883
		1,164,113	970,104
Total liability		1,367,660	1,170,219

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Treasury shares		(108,248)	-
Additional paid-in capital		553,466	553,791
Legal reserve		176,458	154,905
Other reserves		11,649	5,144
Retained earnings		727,765	696,736
Equity attributable to equity holders of the parent		1,943,054	1,992,540
Non-controlling interests		103,080	78,145
Total equity		2,046,134	2,070,685
Total liability and equity		3,413,794	3,240,904

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)

Sales of goods	17	1,231,015	1,242,579	1,239,688
Cost of sales	18	(695,757)	(724,148)	(716,239)
Gross profit		535,258	518,431	523,449

Operating income (expenses)
Administrative expenses	19	(188,591)	(194,855)	(208,915)
Selling and distribution expenses	20	(31,481)	(30,534)	(29,817)
Net gain on sale of available-for-sale financial investment	9(b)	-	10,537	-
Other operating income (expense), net	22	3,701	(3,040)	8,281
Total operating expenses, net		(216,371)	(217,892)	(230,451)
Operating profit		318,887	300,539	292,998

Other income (expenses)
Finance income	23	3,478	11,705	27,213
Finance costs	24	(36,807)	(31,196)	(37,103)
Gain (loss) from exchange difference, net	5	12,351	(14,791)	(48,430)
Total other expenses, net		(20,978)	(34,282)	(58,320)
Profit before income tax		297,909	266,257	234,678

Income tax expense	15	(86,242)	(77,468)	(82,395)

Profit for the year		211,667	188,789	152,283

Attributable to:
Equity holders of the parent		215,532	192,827	155,634
Non-controlling interests		(3,865)	(4,038)	(3,351)
		211,667	188,789	152,283

Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/ per share)		0.38	0.33	0.27

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income
For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)

Profit for the year		211,667	188,789	152,283

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments	9(a)	(308)	(16,378)	1,171
Net gain on cash flows hedges	30(b)	10,832	4,926	-
Deferred income tax related to component of other comprehensive income	15	(4,019)	8,088	(352)
Transfer to profit or loss of fair value of available-for-sale financial investments sold	9(b)	-	(10,537)	-
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, note 2.3.3		-	-	1,591

Other comprehensive income for the year, net of income tax		6,505	(13,901)	2,410

Total comprehensive income for the year, net of income tax		218,172	174,888	154,693

Total comprehensive income attributable to:
Equity holders of the parent		222,037	178,926	157,968
Non-controlling interests		(3,865)	(4,038)	(3,275)

		218,172	174,888	154,693

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2015, 2014 and 2013

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on available- for-sale investments	Unrealized gain on cash flow hedge	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2013	531,461	50,503	-	558,478	105,221	18,226	-	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	-	-	-	-	-	-	-	-	155,634	155,634	(3,351)	152,283
Other comprehensive income	-	-	-	-	-	819	-	1,515	-	2,334	76	2,410
Total comprehensive income	-	-	-	-	-	819	-	1,515	155,634	157,968	(3,275)	154,693

Refund of capital in subsidiary to non-controlling interests, note 22(a)	-	-	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	-	-	-	-	14,612	-	-	-	(14,612)	-	-	-
Dividends, note 16(h)	-	-	-	-	-	-	-	-	(58,196)	(58,196)	-	(58,196)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	-	-	-	(2,184)	-	-	-	-	-	(2,184)	2,184	-

Balance as of December 31, 2013	531,461	50,503	-	556,294	119,833	19,045	-	-	653,704	1,930,840	78,630	2,009,470
Profit for the year	-	-	-	-	-	-	-	-	192,827	192,827	(4,038)	188,789
Other comprehensive loss	-	-	-	-	-	(18,827)	4,926	-	-	(13,901)	-	(13,901)
Total comprehensive income	-	-	-	-	-	(18,827)	4,926	-	192,827	178,926	(4,038)	174,888

Appropriation of legal reserve, note 16(e)	-	-	-	-	33,402	-	-	-	(33,402)	-	-	-
Terminated dividends, note 16(h)	-	-	-	-	1,670	-	-	-	-	1,670	-	1,670
Dividends, note 16(h)	-	-	-	-	-	-	-	-	(116,393)	(116,393)	-	(116,393)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	-	-	-	(2,503)	-	-	-	-	-	(2,503)	2,503	-

Balance as of December 31, 2014	531,461	50,503	-	553,791	154,905	218	4,926	-	696,736	1,992,540	78,145	2,070,685
Profit for the year	-	-	-	-	-	-	-	-	215,532	215,532	(3,865)	211,667
Other comprehensive loss	-	-	-	-	-	(229)	6,734	-	-	6,505	-	6,505
Total comprehensive income	-	-	-	-	-	(229)	6,734	-	215,532	222,037	(3,865)	218,172

Appropriation of legal reserve, note 16(e)	-	-	-	-	21,553	-	-	-	(21,553)	-	-	-
Acquisition of treasury shares, note 16(c)	-	-	(108,248)	-	-	-	-	-	-	(108,248)	-	(108,248)
Dividends, note 16(h)	-	-	-	-	-	-	-	-	(162,950)	(162,950)	-	(162,950)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	28,475	28,475
Other adjustments of non-controlling interests, note 16(i)	-	-	-	(325)	-	-	-	-	-	(325)	325	-

Balance as of December 31, 2015	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	-	727,765	1,943,054	103,080	2,046,134

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2015, 2014 and 2013

	Note	2015	2014	2013
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		297,909	266,257	234,678
Non-cash adjustments to reconcile profit before income tax to net cash flows
Unrealized exchange difference related to monetary transactions		91,658	26,468	48,486
Depreciation and amortization	10	70,810	64,759	55,871
Finance costs	24	36,807	31,196	37,103
Long-term incentive plan	25	14,159	5,944	6,701
Provision (recovery) of impairment of inventories, net	8	8,909	(453)	(2,192)
Adjustment as a result of physical inventories		2,548	1,069	3,360
Amortization of costs of issuance of senior notes	24	1,644	1,644	1,493
Unwinding of discount of long-term incentive plan	24	788	598	475
Change in the estimation of rehabilitation costs	22	514	-	(1,068)
Estimation of impairment of trade and other accounts receivables	20	315	(43)	227
Net gain on sale of available-for-sale investment	10	-	(10,537)	-
Unrealized exchange hedge difference		(101,687)	(7,325)	-
Net (gain) loss on disposal of property, plant and equipment	22	(6,674)	6,466	2,555
Finance income	23	(3,478)	(11,705)	(27,213)
Other operating, net		1,217	(399)	(1,405)

Working capital adjustments
Increase in trade and other receivables		(6,230)	(54,814)	(19,993)
(Increase) decrease in prepayments		(1,985)	9,777	(1,111)
Decrease (increase) in inventories		5,135	9,785	(57,490)
Increase (decrease) in trade and other payables		517	734	(20,277)
		412,876	339,421	260,200

Interests received		3,176	12,612	37,650
Interests paid		(43,200)	(41,820)	(20,704)
Income tax paid		(97,208)	(69,827)	(85,392)

Net cash flows from operating activities		275,644	240,386	191,754

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows (continued)

		2015	2014	2013
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(471,179)	(574,802)	(200,599)
Purchase of exploration and evaluation assets	11	(12,187)	(690)	(9,844)
Proceeds from sale of other assets		-	-	(151)
Proceeds from sale of available for sale investment		-	18,936	-
Proceeds from sale of property, plant and equipment		7,499	3,061	1,161
Liquidation of time deposits with original maturities greater than 90 days		-	-	1,065,950
Acquisition of time deposits with original maturities greater than 90 days		-	-	(662,000)
Net cash flows (used in) from investing activities		(475,867)	(553,495)	194,517

Financing activities
Dividends paid		(162,168)	(115,824)	(58,093)
Purchase of treasury shares	16(c)	(108,218)	-	-
Payment of hedge commissions		(15,898)	-	-
Contribution of non-controlling interests	16(i)	28,475	1,050	19,882
Proceeds from issuance of senior notes, net of related issuance costs	14	-	-	762,067
Proceeds from bank overdraft and borrowings		-	-	19,914
Payment of borrowings		-	-	(202,200)
Payment of bank overdraft		-	-	(33,169)
Refund of capital in subsidiary to non-controlling interests		-	-	(1,024)
Net cash flows (used in) from financing activities		(257,809)	(114,774)	507,377

Net increase (decrease) in cash and cash equivalents		(458,032)	(427,883)	893,648
Net foreign exchange difference		35,540	31,430	13,469
Cash and cash equivalents as of January 1		580,499	976,952	69,835
Cash and cash equivalents as of December 31		158,007	580,499	976,952

Transactions with no effect in cash flows:
Unrealized exchange hedge difference		(101,687)	(7,325)	-
Unrealized exchange difference related to monetary transactions		91,658	26,468	48,486
Purchase of property, plant and equipment, pending of liquidation		7,441	11,752	-
Sale of property, plant and equipment, pending of collect		4,034	-	-
Deferred income tax on costs related to the purchase of treasury shares	16(c)	30	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2015, 2014 and 2013

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2015 (52.63 percent of the Company’s common shares as of December 31, 2014). The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2015 was authorized by the Company’s Management on February 15, 2016. The consolidated financial statements as of December 31, 2014 and for the year ended that date were finally approved by the General Shareholders´ Meeting on March 27, 2015.

As of December 31, 2015, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

- - - - - -
Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells blocks, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite in the northern region of Peru. To develop the phosphate project, the subsidiary has a minority shareholder MCA Phosphates Pte. Ltd, hereinafter “MCA” (subsidiary of Mitsubishi corporation, hereinafter “Mitsubishi”) which holds 30% of its common shares.

Salmueras Sudamericanas S.A. (“Salmueras”) is mainly engaged in the exploration of a brine project located in the northern region of Peru. To develop this brine project the subsidiary has a minority shareholder Quimpac S.A. which holds 25.1% of its common shares.

Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created to be engaged in the mining activities of prospecting, exploration, marketing and transportation of other goods.

Notes to the consolidated financial statements (continued)

As explained above, as of December 31, 2015 and 2014, the Company has 100 % interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2015, 2014 and 2013:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2015	2014	2015	2014	2015	2014	2015	2014	2013
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. y Subsidiarias	268,464	273,910	57,375	95,983	211,089	177,927	33,158	26,337	16,132
Fosfatos del Pacifico S.A.	315,935	237,623	10,384	16,091	305,551	221,532	(9,972)	(10,765)	(7,495)
Distribuidora Norte Pacasmayo S.R.L.	232,212	212,992	118,849	107,609	113,363	105,383	7,980	5,231	5,314
Empresa de Transmisión Guadalupe S.A.C.	50,959	47,842	2,848	521	48,111	47,321	790	1,446	1,315
Salmueras Sudamericanas S.A.	45,698	46,820	219	263	45,479	46,557	(3,478)	(3,219)	(4,122)
Calizas del Norte S.A.C.	38,144	37,645	2,476	3,756	35,668	33,889	1,779	1,974	-

Notes to the consolidated financial statements (continued)

2.	Significant accounting policies
	2.1	Basis of preparation -

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles (previously named " Nuevos Soles") and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2015 that did not require the restatement of previous financial statements, explained in Note 2.3.19.

	2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2015 and 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group's voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group losses control over a subsidiary it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies -
	2.3.1	Cash and cash equivalents -
Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

	2.3.2	Financial instruments-initial recognition and subsequent measurement -
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets -
Initial recognition and measurement -

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group's financial assets include cash and cash equivalents, trade and other receivables, call options, available-for-sale financial investments and derivatives financial instruments.

Notes to the consolidated financial statements (continued)

Subsequent measurement -
For purpose of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at fair value through profit or loss
-	Loans and receivables
-	Held-to-maturity investments
-	Available for sale financial investments

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value)  in the consolidated statement of profit or loss.

The Group has not designated any financial assets at fair value through profit or loss as of December 31, 2015 and 2014.

Loans and receivables -
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated statement of profit or loss.  The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling and distribution expenses for receivables.

This category applies to trade and other receivables. For more information on receivables, refer to Note 7.

Notes to the consolidated financial statements (continued)

Held-to-maturity investments - Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income in the consolidated statement of profit or loss. The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

The Group did not have any held-to-maturity investments during the years ended December 31, 2015 and 2014.
Available-for-sale (AFS) financial investments - AFS financial investments include equity and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the unrealized gain on available-for-sale investments until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using EIR method.

The Group evaluates whether the ability and intention to sell its AFS financial investments in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2015 and 2014, see note 9.

Derecognition -
A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or
(ii)	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Notes to the consolidated financial statements (continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets -
Further disclosures relating to impairment of financial assets are also provided in the following notes:

- - -	Disclosures for significant assumptions, note 3 Financial assets, note 30 Trade receivables, note 7

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as economic conditions that correlate with defaults.

Financial assets carried at amortized cost
For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of profit or loss. Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Available-for-sale (AFS) financial investments
For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of profit or loss – is removed from OCI and recognized in the consolidated statement of profit or loss. Impairment losses on equity investment are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among others factors the duration or extent to which the fair value of an investment is less than its cost.

Notes to the consolidated financial statements (continued)

Financial liabilities -
Initial recognition and measurement -
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -
The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not classified any financial liability as fair value through profit or loss as of December 31, 2015 and 2014.

Loans and borrowings -
This is the Group’s most relevant category. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to notes 12 and 14.

Derecognition -
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iii)
Offsetting of financial instruments -
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Notes to the consolidated financial statements (continued)

(iv)          Fair value measurement –

The Group measures financial instruments such as derivative financial instruments and available-for-sale investments at fair value at each statement of financial position date. Fair value related disclosures for financial instruments that are measured at fair value or where fair values are disclosed are summarized in Note 30.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-            In the principal market for the asset or liability, or
-            In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-            Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-            Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-            Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as derivative financial instruments and AFS financial investments, and for non-recurring measurement.

At each reporting date, the financial management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the financial management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Financial management also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is   reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained previously.

(v)       Put and call options over non-controlling interests -
Call options
The call option is a financial asset initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. The exercise price of the call option are at the higher of fair value or book value of the shares, consequently, the Company concluded that the fair value of this option would not be significant.

Put options
Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company´s control and therefore do not represent a financial liability.

(vi)      Derivative financial instruments and hedge accounting -
Initial recognition and subsequent measurement:
The Group uses derivative financial instruments, such as cross currency swaps, to hedge its foreign currency risk.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flows hedges, which is recognized in other comprehensive income (OCI) and later reclassified to profit or loss when the hedges item affects profit or loss.

Notes to the consolidated financial statements (continued)

For the purpose of hedge accounting, the cross currency swap instrument was classified as cash flow hedge.

At inception of the hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument´s fair value in offsetting the exposure to changes in the hedged item´s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting and are between a range of 80 and 125 of effectiveness, are accounted for as described below:

Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income in the caption “Unrealized gain on cash flow hedge”, while any ineffective portion is recognized immediately in the consolidated statements of profit or loss as finance costs.

Amounts recognized as other comprehensive income are transferred to the consolidated statements of profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI hedge reserve remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

Notes to the consolidated financial statements (continued)

2.3.3                   Foreign currencies -
The Group’s consolidated financial statements are presented in Soles, which is also the parent company’s functional currency.  Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4                   Inventories -
Inventories are valued at the lower of cost and net realizable value.  Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials
-  Purchase cost determined using the weighted average method.

Finished goods and work in progress
-  Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit
-  Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5                   Borrowing costs -
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset.  All other borrowing costs are expensed in the period in which they occur.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.  All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

Notes to the consolidated financial statements (continued)

2.3.6                Leases -
The determination of whether an agreement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee:
A lease is classified at the inception date as a finance lease or an operating lease.  A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than financial lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor:
Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

2.3.7                Property, plant and equipment -
Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.  The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives.  Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.  All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and  decommissioning provisions (Note 13).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Notes to the consolidated financial statements (continued)

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.8               Mining concessions -
Mining concessions correspond to the exploration rights in areas of interest acquired.  Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.9	Mine development costs and stripping costs -
Mine development costs
Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2015 and 2014, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs
Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10	Exploration and evaluation assets -
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.  Exploration and evaluation activity includes:

-          Researching and analyzing historical exploration data.
-          Gathering exploration data through geophysical studies.
-          Exploratory drilling and sampling.
-          Determining and examining the volume and grade of the resource.
-          Surveying transportation and infrastructure requirements.
-          Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized.  These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

Notes to the consolidated financial statements (continued)

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss.  The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)          the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)          substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

Notes to the consolidated financial statements (continued)

(iii)          exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)          sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any indication exists, the Group exploration and evaluation assess for impairment is required.

2.3.11	Ore reserve and resource estimates -
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions.  The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets –
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s  or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.   In determining fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Notes to the consolidated financial statements (continued)

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased.  If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision
The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred.  Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset.  The cash flows are discounted at a current risk free pre-tax rate.  The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost.  The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate.  Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Notes to the consolidated financial statements (continued)

As of December 31, 2015 and 2014, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs have been recorded directly to the consolidated statement of profit or loss.

Environmental expenditures and liabilities
Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14	Employees benefits -
The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management.  This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 "Employee benefits", the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.15	Revenue recognition -
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is received.  Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The Group has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

Notes to the consolidated financial statements (continued)

Sales of goods -
Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods. Revenue from the sale of goods is measured at fair value of the consideration received or receivable, net of returns and trade discounts.

Operating lease income -
Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -
For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR).  EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.16	Taxes -
Current income tax -
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.  Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -
Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -
Expenses and assets are recognized net of the amount of sales tax, except:

(i)          When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)          When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

Notes to the consolidated financial statements (continued)

2.3.17	Treasury shares -
Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. On October 15, 2015 the Company acquired 37,276,580 of its investment shares which are presented as a reduction of equity, for further details see note 16 (c).

2.3.18	Current versus non-current classification -
The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-          Expected to be realized or intended to sold or consumed in normal operating cycle.
-          Held primarily for the purpose of trading.
-          Expected to be realized within twelve months after the reporting period, or
-          Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

 A liability is current when it is:

-          Expected to be settled in normal operating cycle.
-          Held primarily for the purpose of trading.
-          Due to be settled within twelve months after the reporting period, or
-          There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.19	New amended standards and interpretations -
As follows, new standards in force since 2015 which did not impact the consolidated financial statements.  The nature and impact of each new standard/amendment is described below:

-	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions
IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment is not relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

-	Annual Improvements 2010-2012 Cycle

Notes to the consolidated financial statements (continued)

These improvements did not generate impacts on the Group’s financial statements. They include:

IFRS 8 Operating Segments
The amendment clarify that:

- An entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are “similar”.

- The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Group has not applied the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in Note 31 in this period’s financial statements as the reconciliation is reported to the chief operating decision maker for the purpose of decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
The amendment clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. This amendment did not have any impact to the Group during the current period.

IAS 24 Related Party Disclosures
The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it does not receive any management services from other entities.

Notes to the consolidated financial statements (continued)

-	Annual Improvements 2011-2013 Cycle
These improvements did not generate impacts on the Group’s financial statements. They include:

IFRS 13 Fair Value Measurement
The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Group does not apply the portfolio exception in IFRS 13.

The Group has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

  3.           Significant accounting judgments, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions -
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.
-	Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.
-	Review of asset carrying values and impairment charges – note 2.3.12 and note 10.
-	Income tax – note 2.3.16 and note 15.
-	Cash flow hedges – note 2.3.2 (vi) and note 30 (b).

Notes to the consolidated financial statements (continued)

  4.           Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	IFRS 9 Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group will assess the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

-	IFRS 15 Revenue from Contracts with Customers
IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Group will assess the impact of IFRS 15 and plans to adopt the new standard on the required effective date using the full retrospective method.

-	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization
The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Notes to the consolidated financial statements (continued)

-	Annual Improvements 2012-2014 Cycle
These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 7 Financial Instruments: Disclosures
(i)	Servicing contracts
The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements
The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits
The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

These amendments are not expected to have any impact on the Group.

-	Amendments to IAS 1Disclosure Initiative
The amendments to IAS 1Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

-	The materiality requirements in IAS 1.
-	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.
-	That entities have flexibility as to the order in which they present the notes to financial statements.
-
That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Notes to the consolidated financial statements (continued)

-	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception
The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

  5.          Transactions in foreign currency
Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2015 the exchange rates for transactions in United States dollars, published by this institution, were S/3.408 for purchase and S/3.413 for sale (S/2.981 for purchase and S/2.989 for sale as of December 31, 2014).

As of December 31, 2015 and 2014, the Group had the following assets and liabilities in United States dollars:

	2015	2014
	US$(000)	US$(000)
Assets
Cash and term deposits	29,153	164,612
Trade and other receivables	8,472	9,181
Advances to suppliers for work in progress	5,997	32,849
	43,622	206,642

Liabilities
Trade and other payables	(15,174)	(17,700)
Interest-bearing loans and borrowings	(300,000)	(300,000)
	(315,174)	(317,700)

	(271,552)	(111,058)
Cross currency swap position	300,000	120,000
Net monetary position	28,448	8,942

Notes to the consolidated financial statements (continued)

As of December 31, 2015 and 2014, the Group maintains cross currency swaps contracts (“CCS”) designated as cash flow hedges for its Senior Notes denominated in US dollars, see note 14.

During 2015, the net gain originated from exchange differences was approximately S/12,351,000; during 2014 and 2013, the net result from exchange differences was  a loss of S/14,791,000 and S/48,430,000, respectively, which were presented in the “Gain (loss) from exchange difference, net” caption in the consolidated statements of profit or loss.

6.         Cash and term deposits
(a)           This caption was made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cash on hand	1,388	2,763	1,788
Cash at banks (b)	46,419	283,568	446,244
Short-term deposits (c)	110,200	294,168	528,920

	158,007	580,499	976,952

(b)           Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)           As of December 31, 2015, 2014 and 2013, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates.  These short-term deposits, with original maturities of less than three months, were collected in January 2016, 2015 and 2014, respectively.

During the years 2015, 2014 and 2013, the term deposits generated interests for S/2,649,000, S/7,261,000 and S/26,300,000, respectively, see note 23. From these amounts S/29,000 and S/71,000 are pending of collection as of December 31, 2015 and 2014, respectively.

Notes to the consolidated financial statements (continued)

 7.        Trade and other receivables
(a)           This caption was made up as follows:

	Current		Non-current
	2015	2014	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	73,154	59,146	-	-
Funds restricted to tax payments	2,190	3,078	-	-
Loans to employees	1,267	1,063	-	-
Accounts receivable from Parent company and affiliates, note 25	504	557	-	-
Interests receivables	131	166	-	-
Other accounts receivable	9,072	5,347	-	-
Allowance for doubtful accounts (e)	(667)	(352)	-	-

Financial assets classified as receivables (f)	85,651	69,005	-	-

Value-added tax credit (c)	24,681	41,655	54,175	43,978
Tax refund receivable (d)	565	183	9,970	9,970

Non-financial assets classified as receivables	25,246	41,838	64,145	53,948

	110,897	110,843	64,145	53,948

(b)Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A. (Fosfatos) and the construction of a new cement plant in Piura.  According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated by Fosfatos and Cementos Pacasmayo S.A.A. on their future sales. This kind of tax credit never expires. From the total amount, S/44,435,000 will be recovered in the long term when the phosphate project begins operations.

(d)     As of December 31, 2015, 2014 and 2013, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/9,970,000.  These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the Group´s legal advisors opinion, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)The movement of the allowance for doubtful accounts is as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Opening balance	352	395	168
Additions, note 20	315	-	227
Write-off, note 20	-	(43)	-

Ending balance	667	352	395

(f)The aging analysis of trade and other accounts receivable as of December 31, 2015 and 2014, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015	85,651	68,332	13,138	1,586	643	282	1,670
2014	69,005	56,788	8,624	633	808	541	1,611

See note 29 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.         Inventories
(a)    This caption is made up as follows:

	2015	2014
	S/(000)	S/(000)

Goods and finished products	22,929	18,951
Work in progress	88,349	69,711
Raw materials	74,393	77,107
Packages and packing	2,081	2,565
Fuel and carbon	41,745	69,316
Spare parts and supplies	89,550	77,660
Inventory in transit	2,486	13,906
	321,533	329,216
Less - Provision for inventory obsolescence and net realizable value (b)	(14,055)	(5,146)

	307,478	324,070

Notes to the consolidated financial statements (continued)

(b)    Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Opening balance	5,146	5,599	7,791
Charge for the year	9,335	80	260
Recoveries	(426)	(533)	(2,452)

Final balance	14,055	5,146	5,599

            During 2015, 2014 and 2013 S/9,335,000, S/80,000 and S/260,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value. During 2015, 2014 and 2013 the Company reversed part of the provision for inventory carried at net realizable value for S/426,000, S/533,000 and S/2,452,000, respectively.

9.         Available–for-sale financial investments
(a)      Movement in available-for-sale financial investments is as follow:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Beginning balance	744	36,058	34,887
Fair value change recorded in other comprehensive income	(308)	(16,378)	1,171
Disposals (b)	-	(18,936)	-

Ending balance	436	744	36,058

(b)     Available-for-sale financial investments include the following:

	2015
	Cost	Unrealized gains (loss)	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	(14)	436

Total	450	(14)	436

	2014
	Cost	Unrealized gains (loss)	Fair value
	S/(000)	S/(000)	S/(000)

Equity securities – listed Peruvian company	450	294	744

Total	450	294	744

Notes to the consolidated financial statements (continued)

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (listed Peruvian company) shares are publicly traded in Lima Stock Exchange (LSE).

As of January 1, 2014 the Company had equity shares of Sindicato de Inversiones y Administración S.A. (SIA), the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock. On October 10, 2014 the Company sold its available-for-sale financial investment in SIA for approximately US$6,514,000 (equivalent to S/18,936,000). As a result of this disposal, in October 2014, the Company transferred a gain of S/ 10,537,000 from the OCI to the consolidated statement of profit or loss.

(c)        The breakdown of the investments in equity securities held for the years 2015 and 2014 is as follows (number of shares):

	2015	2014

Unión Andina de Cementos S.A.A. (*)	256,624	256,624

(*) Represents 0.016% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. during the years ended as of December 31, 2015 and 2014.

Notes to the consolidated financial statements (continued)

10.       Property, plant and equipment
(a)           The composition and movement in this caption as of the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2014	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295
Additions	3,486	12,771	2,508	-	26,462	746	3,247	1,722	-	535,612	586,554
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	16,282	16,282
Disposals	-	-	(1,504)	-	(531)	(90)	(1,443)	(190)	-	(11,436)	(15,194)
Transfers	-	-	-	2,678	30,580	-	663	1,396	-	(35,317)	-

As of December 31, 2014	89,594	98,709	218,065	295,335	821,407	29,913	119,287	45,388	4,575	806,664	2,528,937
Additions	1,734	23,117	3,421	-	3,192	1,316	7,045	3,349	-	435,446	478,620
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	38,822	38,822
Disposals	(4)	-	(2,247)	(283)	(362)	(88)	(292)	(236)	-	(2,026)	(5,538)
Transfers	-	-	-	123,184	173,146	29	1,314	4,390	-	(313,998)	(11,935)

As of December 31, 2015	91,324	121,826	219,239	418,236	997,383	31,170	127,354	52,891	4,575	964,908	3,028,906

Accumulated depreciation
As of January 1, 2014	13,549	7,679	-	39,228	148,186	23,658	42,686	31,855	1,349	-	308,190
Additions	-	-	-	8,997	42,332	644	9,475	3,311	-	-	64,759
Disposals	-	-	-	-	(382)	(7)	(531)	(62)	-	-	(982)

As of December 31, 2014	13,549	7,679	-	48,225	190,136	24,295	51,630	35,104	1,349	-	371,967
Additions	72	-	-	10,048	46,840	768	9,824	3,258	-	-	70,810
Disposals	-	-	-	(35)	(178)	(79)	(160)	(228)	-	-	(680)

As of December 31, 2015	13,621	7,679	-	58,238	236,798	24,984	61,294	38,134	1,349	-	442,097

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value

As of December 31, 2015	33,600	92,777	218,982	342,929	751,515	6,082	66,032	14,725	-	964,173	2,490,815
											_

As of December 31, 2014	31,942	69,660	217,808	230,041	622,201	5,514	67,629	10,252	-	805,929	2,060,976
											_

Notes to the consolidated financial statements (continued)

(b)           Mining concessions mainly include net acquisition costs by S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013.  The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years management recognized a full impairment charge of approximately S/95,994,000, related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/44,103,000 corresponds to concessions costs.  According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)           There were no additions under finance leases during the years 2015 and 2014.

(d)           During 2015 and 2014 the Group capitalized borrowing costs by S/38,822,000 and S/16,282,000 mainly related with the expansion of the cement plant located in Piura.  The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent as of December 31, 2015, which is the effective rate of the only borrowing the Group has as of such date. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the capital expenditures incurred on qualifying assets. Since September, 2015 a part of this project is operating.

(e)           The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2015.

(f)           Work in progress included in property, plant and equipment as of December 31, 2015 amounted to S/964,173,000 (2014: S/805,929,000) is mainly related to the construction of a cement plant at the location of Piura, Peru.  In Management’s opinion this cement plant will be fully launched on the first quarter of 2016.

11.       Exploration and evaluation assets
(a)           The composition and movement of this caption as of the date of the consolidated statements of financial position is presented below:

S/(000)
Cost
As of January 1, 2014	59,330
Additions	690
Disposals	(2,280)

As of December 31, 2014	57,740
Additions (b)	12,187
Transfers	11,935

As of December 31, 2015	81,862

Notes to the consolidated financial statements (continued)

(b)       During 2015, it mainly includes exploration costs related to phosphates project, located in the district of Bayovar, Department of Piura, developed by the subsidiary Fosfatos del Pacifico S.A.

As of December 31, 2015, the exploration and evaluation assets mainly include S/33,469,000 related to brine project, S/40,521,000 related to phosphates project, and S/7,872,000 related to others minor projects.

(c)       As of December 31, 2015, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.       Trade and other payables
This caption is made up as follows:

	2015	2014
	S/(000)	S/(000)

Trade payables	86,067	70,826
Remuneration payable	19,030	16,172
Interests payable	18,174	15,916
Commissions payable	10,897	1,626
Taxes and contributions	8,011	7,218
Advances from customers	7,428	5,336
Board of Directors’ fees	6,329	3,999
Dividends payable, note 16(h)	4,235	3,453
Guarantee deposits	4,177	7,935
Other accounts payable	6,413	5,088

	170,761	137,569

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to Note 29.

Notes to the consolidated financial statements (continued)

13.       Provisions
This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2015	29,353	21,959	3,171	54,483
Additions, note 21 and 25	23,393	14,159	-	37,552
Change in estimates, note 22	-	-	514	514
Unwinding of discount, note 24	-	788	-	788
Payments and advances	(31,473)	-	(346)	(31,819)

At December 31, 2015	21,273	36,906	3,339	61,518

Current portion	21,273	5,788	1,819	28,880
Non-current portion	-	31,118	1,520	32,638

	21,273	36,906	3,339	61,518

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2014	25,991	18,845	3,645	48,481
Additions, note 21 and 25	31,854	5,944	-	37,798
Unwinding of discount, note 24	-	598	-	598
Payments and advances	(28,492)	(3,428)	(474)	(32,394)

At December 31, 2014	29,353	21,959	3,171	54,483

Current portion	29,353	21,959	2,514	53,826
Non-current portion	-	-	657	657

	29,353	21,959	3,171	54,483

Workers’ profit sharing -
In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -
In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2015 and 2014, the Group maintains a recorded liability for S/36,906,000 and S/21,959,000, respectively, related to this compensation.

Rehabilitation provision -
As of December 31, 2015 and 2014, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists.  Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability.  These estimates are reviewed regularly to take into account any material change to the assumptions.  However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a seven year period.  The average risk free discount rate used in the calculation of the present value of this provision as of December 31, 2015 was 6.09 percent (4.53 percent as of December 31, 2014).

Management expects to incur a significant part of this obligation in the short term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

14.           Interest-bearing loans and borrowings
    This caption is made up as follows:

	Nominal interest rate	Maturity	2015	2014
	%		S/(000)	S/(000)
Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	1,012,406	883,564

Total non-current loans			1,012,406	883,564

Notes to the consolidated financial statements (continued)

Senior Notes
The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors´Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business.  The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C.

As of December 31, 2015 and 2014, the Senior Notes accrued interest recorded in the consolidated statement of profit or loss for S/8,108,000 and S/26,565,000, net of capitalization of interest, respectively, see note 24.

In the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, The Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-           The fixed charge covenant ratio would be at least 2.5 to 1.
-           The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2015 and 2014, the Company has not entered in any of the operations mentioned before.

As of December 31, 2015, the Group entered into cross currency swaps contracts (“CCS”) to reduce the foreign exchange risk of its Senior Notes which are denominated in US dollars, see note 30(b).

Notes to the consolidated financial statements (continued)

15.       Deferred income tax assets and liabilities, net
This caption is made up as follows:

	As of January 01, 2014	Effect on profit or loss	Effect on OCI	As of December 31, 2014	Effect on profit or loss	Effect on OCI	Effect on equity	As of December 31, 2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets
Deferred income tax assets
Tax-loss carry forward	14,839	2,344	-	17,183	3,944	-	-	21,127
Provision for vacations	252	117	-	369	(14)	-	-	355
Other	64	2	-	66	(4)	-	-	62

	15,155	2,463	-	17,618	3,926	-	-	21,544

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	-	(443)	-	(443)	(24)	-	-	(467)

	-	(443)	-	(443)	(24)	-	-	(467)

Total deferred income tax assets, net	15,155	2,020	-	17,175	3,902	-	-	21,077

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	(3,844)	-	24,986	-	-	-	24,986
Long-term incentive plan	5,653	496	-	6,149	4,185	-	-	10,334
Provision for vacations	3,616	(210)	-	3,406	645	-	-	4,051
Other	3,135	105	-	3,240	2,555	-	-	5,795

	41,234	(3,453)	-	37,781	7,385	-	-	45,166

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(126,591)	13,284	-	(113,307)	(10,850)	-	-	(124,157)
Effect of available-for-sale investments	(8,164)	-	8,088	(76)	-	79	-	3
Net gain on cash flow hedge	-	(1,995)	-	(1,995)	(26,346)	(4,098)	-	(32,439)
Effect of costs of issuance of senior notes	(4,433)	755	-	(3,678)	460	-	-	(3,218)
Other	(4,933)	325	-	(4,608)	214	-	(30)	(4,424)

	(144,121)	12,369	8,088	(123,664)	(36,522)	(4,019)	(30)	(164,235)

Total deferred income tax liabilities, net	(102,887)	8,916	8,088	(85,883)	(29,137)	(4,019)	(30)	(119,069)

		10,936	8,088		(25,235)	(4,019)	(30)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2015, 2014 and 2013 is as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Accounting profit before income tax	297,909	266,257	234,678

At statutory income tax rate of 28% (2015) , 30% (2014 and 2013)	83,415	79,877	70,403

Permanent differences
Dividends obtained from available-for-sale investments	(34)	(103)	(93)
Effect of tax-loss carry forward non-recognized	233	275	3,924
Non-deductible expenses, net	5,274	7,916	8,161
Effect of the change in income tax-rate	(2,646)	(10,497)	-

At the effective income tax rate of 29% in 2015 (2014: 29% , 2013: 35%)	86,242	77,468	82,395

In December 2014, the Peruvian Government approved the progressive reduction of the income tax rate from 30% to 28% to be effective in 2015 and 2016, to 27% during 2017 and 2018 and 26% starting from 2019 onwards. As of December 31, 2015 and 2014, this reduction on future tax rates had a net impact of S/2,646,000 and S/10,497,000 as a reduction of the deferred income tax liability of the Group, respectively. Such amount was recognized as a reduction of income tax expense in the consolidated statement of profit or loss.

The income tax expenses shown for the years ended December 31, 2015, 2014 and 2013 are:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Consolidated statements of profit or loss
Current	61,007	88,404	81,885
Deferred	25,235	(10,936)	510

	86,242	77,468	82,395

The income tax recorded directly to other comprehensive income during the year 2015 is a loss of S/4,019,000, during 2014 and 2013 was a gain of S/8,088,000 and a loss of S/352,000, respectively.

Notes to the consolidated financial statements (continued)

Following is the composition of deferred tax related to items recognized in OCI and equity during the year:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Unrealized (gain)/loss on available-for-sale financial asset	79	8,088	(352)
Unrealized gain on derivative financial asset	(4,098)	-	-

Total deferred income tax in OCI	(4,019)	8,088	(352)

Temporary difference on purchase of treasury shares	(30)	-	-

Total deferred income tax in equity	(30)	-	-

As of December 31, 2015, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/21,127,000 (S/17,183,000 and S/14,839,000 as of December 31, 2014 and 2013, respectively). The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews of the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/2,258,000.

As of December 31, 2015, 2014 and 2013, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, temporary difference associated with investments in subsidiaries, would generated a deferred tax liability aggregate to S/48,012,000 (2014: S/39,641,000), which should not be recognize in the consolidated financial statements according with IAS 12.

There are no income tax consequences attached to the payment of dividends in 2015, 2014 or 2013 by the Group to its shareholders.  In December 2015, Peruvian Government approved the increase of rate to dividend to not-domiciled from 4.1% to 6.8% to be effective in 2015 and 2016, to 8% during 2017 and 2018 and 9.3% since 2019 onwards.

Notes to the consolidated financial statements (continued)

16.       Equity
(a)    Share capital -
As of December 31, 2015, 2014 and 2013 share capital is represented by 531,461,479, authorized common shares subscribed and fully paid, with a nominal value of one Sol per share.  From the total outstanding common shares as of December 31, 2015 and 2014; 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

(b)   Investment shares -
Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.  Investment shares also confer the holders thereof the right to:

(i)        maintain the current proportion of the investment shares in the case of capital increase by new contributions;
(ii)       increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
(iii)      participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
(iv)      redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2015, 2014 and 2013, the Company has 50,503,124 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)    Treasury shares -
Corresponds to 37,276,580 of the Company’s investment shares acquired in October 15, 2015 for an amount of S/108,248,000.

(d)   Additional paid-in capital -
Additional paid-in capital is represented mainly by S/561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012.  This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

(e)    Legal reserve -
Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital.  This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)    Other reserves -
This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

Notes to the consolidated financial statements (continued)

(g)   Foreign currency translation reserve -
The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary Zemex LLC which was liquidated n 2013.

(h)   Distributions made and proposed –

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cash dividends on ordinary shares declared and paid
Dividend for 2015: S/0.28000 per share (2014: S/0.20000 per share, 2013: S/0.10000 per share)	162,950	116,393	58,196

	162,950	116,393	58,196

Proposed dividend on ordinary shares are subject to approval at the annual general meeting and are not recognized as a liability as at 31 December.

As of December 31, 2015 and 2014, dividends payable amount to S/4,235,000 and S/3,453,000, respectively.  On 2014, in order to comply with Peruvian law requirements, S/1,670,000 corresponding to dividends payable with aging greater than ten years were transferred from dividends payable caption to legal reserve caption in the consolidated statements of changes in equity.

(i)    Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary held on June 4, 2015 agreed a contribution of S/2,400,000. The General Shareholders´Meeting held on March 6, 2014, and July 1, 2014, agreed a contribution of S/7,100,000 and S/2,000,000, respectively. The General Shareholders´Meeting held on July 15, 2013, agreed a contribution of S/10,000,000. During 2015, the contribution made by Quimpac S.A. amounted to S/277,000 (S/1,050,000 during the year 2014 and S/1,152,000 during the year 2013).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A., if the brine project is developed up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/325,000, S/1,234,000 and  S/1,355,000, during the years 2015, 2014 and 2013, respectively, and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Notes to the consolidated financial statements (continued)

Fosfatos del Pacifico S.A.
The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 14 and September 25, 2015, agreed a contribution of S/78,178,000 and S/15,813,000, respectively. In connection with this agreement, during the year ended December 31, 2015, the contribution made by MCA Phosphates Pte. amounted to S/28,198,000.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively.  In connection with this agreement, during the year ended December 31, 2013, the contribution made by MCA Phosphates Pte. amounted to US$ 6,750,000 (equivalent to S/18,730,000).

Fosfatos del Pacifico S.A. has a brick plant which is in a commissioning period. Regarding this project, the General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 approved a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage interests held by the current shareholders. This capital contribution is destined to achieve nominal capacity of the brick plant. The effect of the difference on capital contributions and interests maintained by each shareholder amounted to S/1,269,000 and S/829,000 during the years 2014 and 2013, respectively, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.   Sales of goods
This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cement, concrete and blocks	1,089,232	1,085,366	1,102,079
Building materials	75,565	95,405	103,293
Quicklime	64,140	61,051	31,851
Other	2,078	757	2,465

	1,231,015	1,242,579	1,239,688

Notes to the consolidated financial statements (continued)

18.    Cost of sales
 This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	18,951	19,102	23,924
Beginning balance of work in progress, note 8(a)	69,711	59,561	56,018
Consumption of miscellaneous supplies	286,420	306,187	295,012
Maintenance and third-party services	113,042	124,273	124,609
Shipping costs	106,464	106,636	94,485
Personnel expenses, note 21(b)	67,681	71,298	72,493
Depreciation	58,856	52,132	45,518
Other manufacturing expenses	51,637	42,836	53,411
Costs of packaging	34,273	30,785	29,432
Ending balance of goods and finished products, note 8(a)	(22,929)	(18,951)	(19,102)
Ending balance of work in progress, note 8(a)	(88,349)	(69,711)	(59,561)

	695,757	724,148	716,239

19.   Administrative expenses
This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21 (b)	97,180	100,490	106,366
Third-party services	60,721	64,424	72,594
Depreciation and amortization	11,954	12,627	10,353
Donations	6,087	5,934	6,256
Board of Directors compensation	7,105	4,887	5,618
Consumption of supplies	2,522	3,035	3,691
Taxes	2,461	2,870	3,396
Environmental expenditures, note 27	561	588	641

	188,591	194,855	208,915

Notes to the consolidated financial statements (continued)

20.    Selling and distribution expenses
  This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 21(b)	16,230	15,438	14,517
Advertising and promotion	8,410	9,710	10,538
Third-party services	4,596	2,812	1,694
Provision (recovery) for doubtful accounts, note 7(e)	315	(43)	227
Other	1,930	2,617	2,841

	31,481	30,534	29,817

21.    Employee benefits expenses
 (a)    Employee benefits expenses are made up as follow:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Wages and salaries	88,971	93,628	100,486
Workers ‘profit sharing, note 13	23,393	31,854	29,184
Social contributions	18,173	18,728	19,432
Legal bonuses	12,442	12,932	13,530
Vacations	11,498	11,719	10,682
Long-term compensation, note 13	14,159	5,944	6,701
Training	3,465	1,945	2,817
Others	8,990	10,476	10,544

	181,091	187,226	193,376

(b)    Employee benefits expenses are allocated as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Cost of sales, note 18	67,681	71,298	72,493
Administrative expenses, note 19	97,180	100,490	106,366
Selling and distribution expenses, note 20	16,230	15,438	14,517

	181,091	187,226	193,376

Notes to the consolidated financial statements (continued)

22.   Other operating income, net
This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Net (gain) loss on disposal of property, plant and equipment	6,674	(6,466)	(2,555)
Recovery of expenses	2,535	1,346	9,009
Income from land rental and office lease, note 25	664	547	461
Income from management and administrative services provided to Parent company, note 25	505	498	397
Changes in the estimation of rehabilitation provision, note 13	(514)	-	1,068
Dissolution of Zemex LLC (a)	-	-	(910)
Impairment of inventories	(9,335)	-	-
Other minor-less than S/200,000, net	3,172	1,035	811

	3,701	(3,040)	8,281

(a)
During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made.  The effect of the dissolution of this subsidiary was an expense of S/910,000.

23.   Finance income
This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Interest on term deposits, note 6(c)	2,649	7,261	26,300
Interests on accounts receivable	492	451	604
Dividends received	131	343	309
Other finance income	206	-	-
Gain on financial instrument (forward)	-	3,650	-

	3,478	11,705	27,213

Notes to the consolidated financial statements (continued)

24.   Finance costs
This caption is made up as follows:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Commissions on cross currency swap	25,169	1,626	-
Interest on senior notes, net of capitalization, note 14	8,108	26,565	31,725
Amortization of costs of issuance of senior notes	1,644	1,644	1,493
Interest on loans and borrowings	-	-	2,579
Commissions on prepayments of debts	-	-	808
Other	1,098	763	23

Total interest expense	36,019	30,598	36,628
Unwinding of discount of long-term incentive plan, note 13	788	598	475

Total finance costs	36,807	31,196	37,103

25.   Related party disclosure
Transactions with related entities -
During the years 2015, 2014 and 2013, the Company carried out the following transactions with its parent Company: Inversiones ASPI S.A. and its affiliates:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	11	9
Fees for management and administrative services	497	492	389

Servicios Corporativos Pacasmayo S.A.C. (Sercopa )
Income from office lease	12	11	9
Fees for management and administrative services	8	6	8

Compañía Minera Ares S.A.C. (Ares)
Income from land rental services	330	293	278
Income from office lease	310	232	165

Expense
Security services provided by Compañía Minera Ares	1,146	1,350	1,372

Other
Purchase of investments shares to Inversiones ASPI S.A.	48,585	-	-

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations with Inversiones ASPI S.A. and its affiliates as of December 31, 2015 and 2014:

	2015		2014
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	97	-	187	-
Other	407	-	370	-

	504	-	557	-

Terms and conditions of transactions with related parties -
Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2015, 2014 and 2013, the Group has not recorded impairment of receivables relating to amounts owed by relating parties.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –
The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2015, the total short term compensations amounted to S/ 23,074,000 (2014: S/ 20,225,000, 2013: S/21,342,000) and the total long term compensations amounted to S/14,159,000  (2014: S/5,944,000, 2013: S/6,701,000).  The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.          Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	215,532	192,827	155,634

Notes to the consolidated financial statements (continued)

	2015	2014	2013
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	573,998	581,964	581,964

	2015	2014	2013
	S/	S/	S/

Basic and diluted earnings for common and investment shares	0.38	0.33	0.27

The weighted average number of shares in 2015, takes into account the weighted average effect of changes in treasury shares, explained in note 16 (c).

The Group has no dilutive potential ordinary shares as of December 31, 2015 and 2014.

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

27.          Commitments and contingencies
Operating lease commitments – Group as lessor
As of December 31, 2015, 2014 and 2013, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A.  This lease is annually renewable, and provided an annual rent of S/330,000, S/293,000 and S/278,000, respectively.

Operating lease commitments – Group as lessee
In May 2012, the Group signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually.

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2015 and 2014 are as follows:

	2015	2014
	S/(000)	S/(000)

Within one year	5,461	598
After one year but not more than 3 years	10,922	9,565
After three 3 years but not more than five years	10,922	9,565
More than five years	114,676	105,213

	141,981	124,941

Notes to the consolidated financial statements (continued)

Capital commitments
As of 31 December 2015, the Group had the following main commitments:

-           Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of December 31, 2015 the Group has made contributions for S/50,974,000.

Others commitments
-           Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-           The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-           Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables.  Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.
-           Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of December 31, 2015, the Company has accomplished with the requirements established in this agreement.

Put and call options (“deadlock put/call options”)
According to the shareholders´ agreement subscribed between the Company and MCA, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company.  At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos´ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties.  The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible.  The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the company, the put option does not represent a financial liability at the consolidated statement of financial position date.

Mining royalty
Third parties
The subsidiary Fosfatos del Pacífico S.A., signed an agreement for the transfer of mining concession with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the first and second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/793,000, S/694,000 and S/672,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2015 and 2014 amounted to S/1,592,000 and S/1,686,000, respectively,  and was recognized as part of property, plant and equipment on the statement of financial position. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Notes to the consolidated financial statements (continued)

Peruvian government
According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2015, 2014 and 2013 amounted to S/743,000, S/603,000 and S/461,000, respectively, and recorded in the consolidated statement of profit or loss.

Tax situation
The Company is subject to Peruvian tax law. As of December 31, 2015, the rate of income tax was 28 percent on taxable income after deducting the workers’ profit sharing, which is calculated at a rate of 8 to 10% on taxable income, the income tax was 30 percent in 2014 and 2013.

In attention to the 30296 Act, the tax rate applicable on taxable income, after deducting the participation of workers is as follows:

-           Exercise 2015 and 2016: 28 percent.
-           Exercise 2017 and 2018: 27 percent.
-           Exercise 2019 onwards: 26 percent.

Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

Notes to the consolidated financial statements (continued)

In this regard, attention to the 30296 Act, the additional tax on dividend income generated is as follows:

4.1 percent of the profits generated until December 31, 2014.

For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:

-         2015 and 2016: 6.8 percent.
-         2017 and 2018: 8 percent.
-         2019 onwards: 9.3 percent.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2015 and 2014.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2015	Dec 2011-2015
Cementos Selva S.A.	2009/2011-2015	Dec 2011-2015
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2015	Dec 2011-2015
Empresa de Transmisión Guadalupe S.A.C.	2011-2015	Dec 2011-2015
Fosfatos del Pacífico S.A.	2011-2015	Dec 2011-2015
Salmueras Sudamericanas S.A.	2011-2015	Dec 2011-2015
Calizas del Norte S.A.C.	2013-2015	2013-2015
Corianta S.A. (*)	2011	Dec 2011
Tinku Generacion S.A.C. (*)	2011	Dec. 2011

(*)                These subsidiaries were merged with the Company in December 2011.

Notes to the consolidated financial statements (continued)

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2015 and 2014.

Environmental matters
The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2014.

Environmental remediation -
Law No. 28271 regulates environmental liabilities in mining activities.  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS, DES and EAMP presented by the Group for its mining concessions and exploration projects.  A detail of plans and related expenses approved is presented as follows:

Project unit	Resource	Resolution Number	Year of approval	Program approved	Year expense

					2015	2014	2013
					S/(000)	S/(000)	S/(000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	201	206	230
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	255	287	339
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	74	80	72
Bayovar	Phosphoric rock	OF.02121-2009 and 260-2014/PRODUCE	2009/2014	DES/EIS	31	15	-

					561	588	641

The Group incurs in environmental expenditures related to existing environmental damages caused by current operations.  These expenditures which amounted to S/561,000, S/588,000 and S/641,000 during 2015, 2014 and 2013, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2015 and 2014, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Notes to the consolidated financial statements (continued)

Rehabilitation provision -
Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2015 and 2014, the Group maintains a provision for the closing of a mining unit (Bongara), which is currently without operations, amounting to S/3,339,000 and S/3,171,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 13.

Legal claim contingency
Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/16,138,000. From this total amount, S/1,255,000 corresponded to labor claims from former employees, S/7,681,000 related to tax assessments on property tax of the periods from 2009 to 2014 received from the Pacasmayo‘s Municipality District and S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2015 and 2014.

28.	Material partly-owned subsidiaries
Financial information of subsidiaries that have material non-controlling interests is provided below:

(a)	Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2015%	2014%

Fosfatos del Pacífico S.A.	Peru	30.00	30.00
Salmueras Sudamericanas S.A.	Peru	25.10	25.10

(b)	Accumulated balances of material non-controlling interest:

	2015	2014
	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	91,664	66,459
Salmueras Sudamericanas S.A.	11,415	11,686

Notes to the consolidated financial statements (continued)

(c)	Loss allocated to material non-controlling interest:

	2015	2014	2013
	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	2,992	3,230	2,248
Salmueras Sudamericanas S.A.	873	808	1,035

(d)	The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statement of profit or loss for the year ended December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Administrative expenses	(11,775)	(4,257)
Other expenses	(212)	(2)
Finance (expenses) income	(1,126)	14
Profit before tax	(13,113)	(4,245)
Income tax	3,141	767
Total comprehensive income	(9,972)	(3,478)
Attributable to non-controlling interest	(2,992)	(873)
Dividends paid to non-controlling interest	-	-

2014
Administrative expenses	(12,216)	(3,677)
Other expenses	(140)	(9)
Finance income (expense)	223	(44)
Profit before tax	(12,133)	(3,730)
Income tax	1,368	511
Total comprehensive income	(10,765)	(3,219)
Attributable to non-controlling interest	(3,230)	(808)
Dividends paid to non-controlling interest	-	-

2013
Administrative expenses	(11,733)	(5,992)
Other expenses	256	83
Finance income	520	148
Loss before tax	(10,957)	(5,761)
Income tax	3,462	1,639
Total comprehensive income	(7,495)	(4,122)
Attributable to non-controlling interest	(2,248)	(1,035)
Dividends paid to non-controlling interest	-	-

Notes to the consolidated financial statements (continued)

Summarized statement of financial position as of December 31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Cash, inventories and other current assets	14,357	212
Other receivables, property, plant and equipment and other non-current assets	301,578	45,486
Trade and other payables current	(10,384)	(219)
Total equity	305,551	45,479
Attributable to:
Equity holders of parent	213,886	34,064
Non-controlling interest	91,665	11,415

2014
Cash, inventories and other current assets	7,675	2,186
Other receivables, property, plant and equipment and other non-current assets	229,948	44,634
Trade and other payables current	(16,091)	(263)
Total equity	221,532	46,557
Attributable to:
Equity holders of parent	155,073	34,871
Non-controlling interest	66,459	11,686

Summarized statement of cash flow for the year ended December31:

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)

2015
Net cash flows used in operating activities	(21,950)	(4,490)
Net cash flows used in investing activities	(55,495)	-
Net cash flows provided from financing activities	82,676	2,400
Net (decrease) increase in cash and cash equivalents	5,231	(2,090)

2014
Net cash flows used in operating activities	(15,986)	(4,787)
Net cash flows used in investing activities	(29,595)	(186)
Net cash flows provided from financing activities	13,830	7,100
Net (decrease) increase in cash and cash equivalents	(31,751)	2,127

Notes to the consolidated financial statements (continued)

	Fosfatos del Pacífico S.A.	Salmueras Sudamericanas S.A.
	S/(000)	S/(000)
2013
Net cash flows used in operating activities	(19,935)	(8,835)
Net cash flows used in investing activities	(46,207)	(5,748)
Net cash flows provided from financing activities	65,205	12,000
Net decrease in cash and cash equivalents	(937)	(2,583)

29.	Financial risk management, objectives and policies
The Group’s main financial liabilities, other than derivatives, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations. The Group also holds available-for-sale financial investments and cash flow hedges instruments.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives. Derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market risk. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, deposits, available-for-sale financial investments and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2015 and 2014. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2015.

Notes to the consolidated financial statements (continued)

The following assumptions have been made in calculating the sensitivity analyses:

-
The sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2015 and 2014, including the effect of hedge accounting.

Interest rate risk -
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2015 and 2014, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

Since November of 2014, the Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts.

Foreign currency sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2015	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	4,851
	+10	9,702
	-5	(4,851)
	-10	(9,702)

2014	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/(000)

	+5	1,334
	+10	2,669
	-5	(1,334)
	-10	(2,669)

Notes to the consolidated financial statements (continued)

Commodity price risk -
The Group is affected by the price volatility of certain commodities. Its operating activities require a continuous supply of coal. The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 12-month forecast about the required coal supply, the Group signs fixed-price agreements every 12 months.

Commodity price sensitivity
The following table shows the effect of price changes in coal:

	Change in year-end price	Effect on profit before tax
	%	S/(000)
2015
	+10	(2,101)
	-10	2,101
2014
	+10	(1,162)
	-10	1,162

Equity price risk -
The Group’s listed equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities. The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed equity securities at fair value was S/436,000, see note 9(a). A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/44,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged. An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Credit risk -
Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables
Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2015 and 2014, the Group had 2 and 3 customers, respectively, that owed the Group more than S/3,000,000 each accounted for approximately 20% for all receivables owing. There were 28 and 20 customers as of December 31, 2015 and 2014, respectively, with balances smaller than S/700,000 each and accounting for over 70% and 63% of the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. This calculation is based on actual incurred historical data.

Notes to the consolidated financial statements (continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2015 and 2014, the Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in note 6, except for derivative financial instruments. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -
The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

As of December 31, 2015 no portion of Senior Notes will mature in less than one year.

Excessive risk concentration –
Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2015
Interest-bearing loans	-	-	-	-	1,023,900	1,023,900
Interests	-	23,038	23,038	184,302	115,189	345,567
Trade and other payables	-	152,160	10,590	-	-	162,750

As of December 31, 2014
Interest-bearing loans	-	-	-	-	896,700	896,700
Interests	-	20,176	20,176	161,406	141,230	342,988
Trade and other payables	-	115,612	14,739	-	-	130,351

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2015
Inflows	-	-	-	-	358,156	358,156
Outflows	-	(2,988)	(13,890)	(107,921)	(62,577)	(187,376)

Net	-	(2,988)	(13,890)	(107,921)	295,579	170,780

Discounted at the applicable interbank rates	-	(2,976)	(13,558)	(96,555)	237,859	124,770

As of December 31, 2014
Inflows	-	-	-	-	87,414	87,414
Outflows	-	(910)	(4,247)	(33,169)	(26,368)	(64,694)

Net	-	(910)	(4,247)	(33,169)	61,046	22,720

Discounted at the applicable interbank rates	-	(910)	(4,150)	(29,821)	47,132	12,251

Capital management -
For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

Notes to the consolidated financial statements (continued)

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

30.          Financial assets and financial liabilities
(a) Financial asset and liabilities –
                      Financial assets -

	2015	2014
	S/(000)	S/(000)

Financial instruments at fair value through OCI
Cash flow hedge (cross currency swaps)	124,770	12,251

Total cash flow hedge	124,770	12,251

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	436	744

Total available-for-sale investments, note 9(b)	436	744

Total financial instruments at fair value	125,206	12,995

Total current	-	-
Total non-current	125,206	12,995

	125,206	12,995

Financial instruments at fair value through OCI reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivable, which are non-derivative financial assets carried at amortized cost, which generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Notes to the consolidated financial statements (continued)

                Financial liabilities -
                All financial liabilities of the Group include trade and other payables and Senior Notes which are classified as loans and borrowings and are carried at amortized cost.

(b)           Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
Cross currency swap contracts measured at fair value through OCI are designated as hedging instruments in cash flows hedges of the Senior Notes denominated in US dollars with the intention of reducing the foreign exchange risk of expected disbursements of Senior Notes, for a notional amount of US$300,000,000 (the notional amount of Senior Notes hedged as of December 31, 2014, was US$120,000,000).

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

	2015		2014
	Assets	Liabilities	Assets	Liabilities
	S/(000)	S/(000)	S/(000)	S/(000)

Cross currency swap contracts designated as hedging instruments
Fair value	124,770	-	12,251	-

	124,770	-	12,251	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized gain of S/10,832,000 and S/4,926,000 was included in OCI as of December 31, 2015 and 2014, respectively. The amounts retained in OCI as of December 31, 2015 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Notes to the consolidated financial statements (continued)

(c)           Fair values -
Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2015	2014	2015	2014
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	124,770	12,251	124,770	12,251
Available-for-sale financial investments	436	744	436	744

Total financial assets - non-current	125,206	12,995	125,206	12,995

Financial liabilities
Financial obligations:
Senior Notes (*)	1,012,406	883,564	961,411	814,313

Total financial liabilities	1,012,406	883,564	961,411	814,313

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between wiling parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-
The fair value of the quoted senior notes is based on price quotations at the reporting date. The Group has not unquoted liability instruments for which fair value is disclosed as of December 31, 2015 and 2014.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

Notes to the consolidated financial statements (continued)

(d)                       Fair value measurement -
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to the consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2015 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	124,770	-	124,770	-
Available-for-sale financial investments (Note 9):
Quoted equity shares	436	436	-	-

Total financial assets	125,206	436	124,770	-

Liabilities for which fair values are disclosed:
Senior Notes	961,411	-	961,411	-

Total financial liabilities	961,411	-	961,411	-

There have been no transfers between levels during the period ending December 31, 2015.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/(000)	S/(000)	S/(000)	S/(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	-	12,251	-
Available-for-sale financial investments (Note 9):
Quoted equity shares	744	744	-	-

Total financial assets	12,995	744	12,251	-

Liabilities for which fair values are disclosed:
Senior Notes	814,313	-	814,313	-

Total financial liabilities	814,313	-	814,313	-

There have been no transfers between levels during the period ending December 31, 2014.

Notes to the consolidated financial statements (continued)

31.          Segment information
For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015
Cement, concrete and blocks	1,089,232	-	1,089,232	517,266	3,586	(161,950)	(29,121)	(33,960)	3,218	11,141	310,180	(89,794)	220,386
Construction supplies	75,565	-	75,565	2,506	4	(1,228)	(1,519)	-	32	19	(186)	54	(132)
Quicklime	64,140	-	64,140	15,116	291	(11,306)	(566)	(2,847)	166	969	1,823	(528)	1,295
Other	2,078	-	2,078	370	(180)	(14,107)	(275)	-	62	222	(13,908)	4,026	(9,882)
Consolidated	1,231,015	-	1,231,015	535,258	3,701	(188,591)	(31,481)	(36,807)	3,478	12,351	297,909	(86,242)	211,667

2014
Cement, concrete and blocks	1,085,366	-	1,085,366	506,511	6,619	(168,544)	(28,167)	(28,925)	10,461	(13,604)	284,351	(82,732)	201,619
Construction supplies	95,405	-	95,405	2,874	91	(1,455)	(1,754)	-	35	(16)	(225)	65	(160)
Quicklime	61,051	-	61,051	9,114	829	(11,054)	(549)	(2,267)	772	(1,085)	(4,240)	1,234	(3,006)
Other	757	-	757	(68)	(42)	(13,802)	(64)	(4)	437	(86)	(13,629)	3,965	(9,664)
Consolidated	1,242,579	-	1,242,579	518,431	7,497	(194,855)	(30,534)	(31,196)	11,705	(14,791)	266,257	(77,468)	188,789

2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	-	31,851	5,035	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	(4,710)	(16,499)	(80)	-	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	-	(2,946)	(2,946)	-	-	-	-	-	-	-	-	-	-
Consolidated	1,239,688	-	1,239,688	523,449	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

Notes to the consolidated financial statements (continued)
	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2015
Cement, concrete and blocks	2,743,007	124,770	2,867,777	1,326,650	454,275	(67,221)	426
Construction supplies	27,719		27,719	30,182	-	-	-
Quicklime	125,584		125,584	-	-	(2,264)	-
Other	392,278	436	392,714	10,828	36,532	(1,325)	(9,335)
Consolidated	3,288,588	125,206	3,413,794	1,367,660	490,807	(70,810)	(8,909)

2014
Cement, concrete and blocks	2,744,140	12,251	2,756,391	1,129,792	557,307	(58,881)	430
Construction supplies	28,215	-	28,215	32,858	-	-	-
Quicklime	129,483	-	129,483	-	-	(4,582)	-
Other	326,071	744	326,815	7,569	29,937	(1,296)	23
Consolidated	3,227,909	12,995	3,240,904	1,170,219	587,244	(64,759)	453

2013
Cement, concrete and blocks	2,596,649	-	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	-	21,773	45,839	47	(59)	-
Quicklime	134,924	-	134,924	-	2,904	(4,333)	-
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452
Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/27,182,000, S/28,518,000 and S/22,450,000 in 2015, 2014 and 2013, respectively.

Capital expenditure consists of S/ 490,807,000, S/587,244,000 and S/210,594,000 during the years ended as of December 31, 2015, 2014 and 2013, respectively, and are related to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets. During 2015, 2014 and 2013, there were no purchases of assets through capital leases.

Inter-segment revenues are eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets
As of December 31, 2015 corresponds to the available-for-sale investments caption and fair value of financial derivate instrument (cross currency swap) for approximately S/436,000 and S/124,770,000, respectively (S/744,000 and S/12,251,000 respectively as of December 21, 2014), which are not allocated to a segment. As of December 31, 2013 corresponds to the available-for-sale investments caption for approximately S/36,058,000.

Geographic information
All revenues are from Peruvian clients.

As of December 31, 2015 and December 31, 2014, all non-current assets are located in Peru.